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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022762

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~41215~~ 34058

SEC MAIL RECEIVED JUN 0 7 2002 WASH DC 164 PROCESSING SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: HSC Financial Services LLC
FN: HUNTINGDON SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 SOUTH BROADWAY SUITE 201
(No. and Street)

MINOT, NORTH DAKOTA 58701
(City) (State) (Zip Code)

PROCESSED
JUL 0 2 2002 P
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eloise R Worden 701-837-9440
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hill, Harper & Assoc.
(Name — *if individual, state last, first, middle name)*

761 Old Hickory Blvd. Ste. 206, Brentwood, TN 37027
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

10

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eloise R. Worden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntingdon Securities Corporation, as of Dec. 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DIANE K. STRACHEN
Notary Public
State of North Dakota
My Commission Expires Sept. 15, 2006

Diane K. Strachen
Notary Public

Eloise R. Worden
Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTINGDON SECURITIES CORPORATION

(SEC. I. D. No. 8–41215)

Financial Statements and Supplemental Schedules for the Years ended December 31, 2001 and 2000 and Opinion of Independent Certified Public Accountants and Supplemental Report on Internal Accounting Control Filed in accordance with Rule 17–a5(e) (3) as a Public Document

HUNTINGDON SECURITIES CORPORATION

Index to Financial Statements and Supplemental Schedules

HHA Hill, Harper & Associates
Certified Public Accountants

Independent Certified Public Accountants' Report

Terry A. Hill
Ernest R. Harper

The Board of Directors
Huntingdon Securities Corporation

Brentwood Executive Center
761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485

We have audited the accompanying statements of financial condition of Huntingdon Securities Corporation as of December 31, 2001 and 2000, and the related statements of operations and comprehensive income, changes in stockholder equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntingdon Securities Corporation as of December 31, 2001 and 2000, and the results of its operations, changes in its stockkholder equity, and its cash flows for the years then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a–5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Harper & Associates

May 16, 2002

HUNTINGDON SECURITIES CORPORATION

Statements of Financial Position

December 31, 2001 and 2000

		2001	2000
Assets			
Current assets:			
Cash	$	7,345	109,336
Commissions receivable		42,163	21,447
Advances to officer of corporation		17,500	–
Investments and clearing account deposit:			
Cash		84,844	19,871
Investment securities		7,772	61,156
		92,616	81,027
Deferred income taxes		15,425	2,050
Total current assets		175,049	213,860
Property and equipment:			
Land		70,000	70,000
Land improvements		20,000	20,000
Building		273,700	273,700
Furniture and equipment		22,825	22,825
		386,525	386,525
Accumulated depreciation		32,587	19,259
Net property and equipment		353,938	367,266
Other assets:			
Loan costs, net of accumulated amortization of $75 in 2001		2,174	–
Total assets	$	531,161	581,126
Liabilities and Stockholder Equity			
Current liabilities:			
Accounts payable and accrued expenses	$	68,286	462
Current portion of long term debt		6,380	7,035
Due stockholder		–	1,515
Commissions payable		43,007	17,810
Current income tax payable		–	9,900
Total current liabilities		117,673	36,722
Long term debt		163,394	88,179
Stockholder equity:			
Capital stock, no par value. Authorized and issued 100 shares		1,100	1,100
Additional paid–in capital		379,556	379,556
Retained earnings		(125,345)	81,879
Accumulated other comprehensive loss		(5,217)	(6,310)
Total stockholder equity		250,094	456,225
Total liabilities and stockholder equity	$	531,161	581,126

Contingencies

See accompanying notes to financial statements.

HUNTINGDON SECURITIES CORPORATION

Statements of Operations and Comprehensive Income

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commission income, net of clearing fees	$ 290,792	410,504
Commission paid to representatives	253,221	306,232
Gross profit	37,571	104,272
Operating expenses:		
Advertising and marketing	725	716
Accounting and professional fees	10,700	6,249
Depreciation	4,410	7,012
Library and publications	410	1,055
Office expense	2,081	1,214
Salary and wages	10,208	12,175
Payroll taxes	866	1,073
Health insurance	5,413	4,988
Telephone	10,637	13,619
Postage	3,064	3,028
Seminars and conferences	3,132	–
Service and subscriber fees	–	494
Underwriting costs	–	9,620
Regulatory fees, licenses, etc.	5,878	3,255
Insurance	7,570	2,180
Automobile expense	195	5,766
Miscellaneous	204	2,905
Total operating expenses	65,493	75,349
Income (loss) from operations	(27,922)	28,923
Other income (expenses):		
Building rentals	57,940	60,673
Building expense	(66,079)	(62,022)
Arbitration settlement	(68,000)	–
Interest income and dividends	638	3,553
Break up fee from investment company	–	16,627
Miscellaneous income	4,319	6,300
Interest expense	(1,554)	(4,463)
Penalties	–	(5,868)
Realized gains (losses) on sale of securities	28,100	(55,832)
Total other income (expenses)	(44,636)	(41,032)
Net loss before taxes	(72,558)	(12,109)
Income tax benefit	(23,700)	(12,367)
Net income (loss)	$ (48,858)	258
Comprehensive income (loss):		
Net income	$ (48,858)	258
Other comprehensive income (loss):		
Unrealized gains (losses) on securities	1,518	(168)
Deferred tax expense (benefit)	425	(50)
Total other compenhensive income (loss)	1,093	(118)
Total comprehensive income (loss)	$ (47,765)	140

See accompanying notes to financial statements.

HUNTINGDON SECURITIES CORPORATION

Statements of Changes in Stockholder Equity

Years Ended December 31, 2001 and 2000

		Capital Stock	Additional Paid–in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance – December 31, 1999	$	1,100	129,960	92,121	(6,192)	216,989
Net income of 2000		–	–	258	–	258
Additional paid–in capital contributed (building and land valued of $351,200 net of long term debt of $101,604)		–	249,596	–	–	249,596
Dividend distribution of land interest		–	–	(10,500)	–	(10,500)
Unrealized loss on securities		–	–	–	(118)	(118)
Balance – December 31, 2000		1,100	379,556	81,879	(6,310)	456,225
Net loss of 2001		–	–	(48,858)	–	(48,858)
Distributions to shareholder considered dividends		–	–	(158,366)	–	(158,366)
Unrealized loss on securities		–	–	–	1,093	1,093
Balance – December 31, 2001	$	1,100	379,556	(125,345)	(5,217)	250,094

See accompanying notes to financial statements.

HUNTINGDON SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash Flows from Operating Activities			
Net income (loss)	$	(48,858)	258
Adjustments to reconcile net income to net operating activities:			
Realized (gains) losses on sale of securities		(28,100)	55,832
Depreciation		13,328	14,761
Amortization		75	–
Changes in operating assets – (increase) decrease:			
Commissions receivable		(20,716)	12,386
Advances to officer of corporation		(17,500)	–
Deferred tax asset		(13,800)	(1,850)
Changes in operating liabilities – increase (decrease):			
Accounts payable and accrued expenses		67,824	(2,211)
Commissions payable		25,197	(8,382)
Current income tax payable		(9,900)	(20,972)
Due stockholder		(1,515)	1,515
Net operating activities		(33,965)	51,337
Cash Flows from Investing Activities			
Purchase of office equipment		–	(4,000)
Proceeds from sale of investment securities		900,003	2,461,773
Purchase of investment securities		(817,001)	(2,371,089)
Net investing activities		83,002	86,684
Cash Flows from Financing Activities			
Proceeds from refinancing long–term debt		79,660	–
Repayment of long term debt		(5,100)	(6,390)
Distributions to shareholder considered dividends		(158,366)	–
Loan costs incurred		(2,249)	–
Net financing activities		(86,055)	(6,390)
Net increase (decrease) in cash		(37,018)	131,631
Cash and cash equivalents at beginning of year		129,207	(2,424)
Cash and cash equivalents at end of year	$	92,189	129,207
Cash and cash equivalents consist of the following:			
Cash – operating	$	7,345	109,336
Cash – brokerage account		84,844	19,871
	$	92,189	129,207
Supplemental cash flow information:			
Interest income and dividends received	$	638	3,553
Interest paid	$	10,867	12,577
Income taxes paid	$	–	15,543

See accompanying notes to financial statements.

HUNTINGDON SECURITIES CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(1) Summary of Significant Accounting Policies

Organization

The Company was organized on April 4, 1985, to perform various broker–dealer functions within the securities industry. Operations commenced in September 1989. The Company was sold December 1996, and continues to operate from Minot, North Dakota.

Revenue Recognition

The Company recognizes revenue either upon receipt, or when considered earned, if the earnings process has been substantially completed and revenues are reasonably assured of being collected.

Property and Equipment

Property and equipment are stated at cost or estimated value at date contributed to additiional paid–in capital by the sole stockholder. Expenditures for maintenance, repairs and renewals are charged to expense, whereas major additions are capitalized. Depreciation is provided over the estimated useful life of the related asset using accelerated methods. The cost and accumulated depreciation of assets retired, sold or otherwise disposed of are eliminated from the accounts and resulting gains or losses, if any, are reflected through the statement of operations.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all cash on hand, deposits with financial institutions, and debt instruments with an original maturity of three months or less to be cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounts Standards No. 109, Accounting for Income Taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset, if any, to the amount what will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period as adjusted plus or minus the net change in the deferred tax assets and liabilities.

Financial Statement Presentation

Certain reclassifications of 2000 reported figures may have been made to conform with 2001 financial statement presentation.

Summary of Significant Accounting Policies, continued

Investments

The Company follows the provisions of Statement of Financial Accounting Standards 115, "Accounting for Certain Investments in Debt and Equity Securities". Investments are deemed to be "available for sale securites" and are required to be reported at fair values in the financial statements. Further, the unrealized gains or losses attributed to these securities are reported as a component of comprehensive income and reported as a separate line item of stockholder's equity.

The Company recognizes realized investment gains or losses using the specific identification method.

Compensated Absences

Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of compensated absences when actually paid to employees.

(2) FOCUS Report, Part II A

Because the Company deals exclusively with direct participation programs and mutual funds, it holds neither customer securities nor customer funds and, consequently, qualifies for exemption from the provisions of the Securities and Exchange Commission Customer Protection Rule 15c3–3.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3–1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $41,873 which was $23,136 in excess of its required net capital of $18,737. The Company's ratio of aggregate indebtedness to net capital was 6.7124 to 1. Please see schedule for reconciliation of net capital reported in the FOCUS Report to the net capital as computed in these financial statements.

(4) Clearing Account Deposit and Investments

The Company maintains a clearing account deposit consisting of a cash and margin liabillity and investments recorded at market value. . A summary of investments follows:

Description	2001	2000
Net cash	$ 84,844	19,871
Equity secuities:		
At quoted market prices	$ 4,460	57,844
Carried at cost – no quoted market available	3,312	3,312
	7,772	61,156
Less cost basis of securities	(14,914)	(69,816)
Excess of cost basis over market value	$ (7,142)	(8,660)

(5) Accumulated Other Comprehensive Losses

The following summarizes the components of accumulated other comprehensive losses:

		2001	2000
Excess of cost over market values	$	(7,142)	(8,660)
Less deferred benefit related to unrealized losses		(1,925)	(2,350)
Accumulated other comprehensive losses	$	(5,217)	(6,310)

(6) Income Taxes

The Company is subject to Federal and State income taxes. In prior years the Company had elected to be taxed on the cash basis of accounting under which income is generally taxable when received and expenses deductible when paid. Effective with the filing of the 2000 year tax returns the Company elected to be taxed on the accrual basis of accounting. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes, which relate primarily loss carryforwards for tax purposes. Deferred taxes primarily represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

		2001	2000
Income tax benefit:			
Current income tax benefit	$	–	10,517
Deferred income tax benefit		300	1,850
Tax benefit of operating loss carryforward		23,400	–
Change in valuation allowance		–	–
	$	23,700	10,517

Components of deferred tax assets and liabilities:

		Gross Component		Deferred Tax Asset (Liability)	
		2001	2000	2001	2000
Unused net operating loss carryforwards	$	72,558	–	13,500	
Less valuation allowance		–	–	–	–
Change in components of accrual to cash basis		–	(1,439)	–	(300)
Unrealized capital loss		7,142	8,660	1,925	2,350
	$	79,700	7,221	15,425	2,050

* Excludes deferred tax expense (benefits) amounting to $425 and $50 in 2001 and 2000, respectively, relating to unrealized gains on investments (see notes 4 and 5), which is netted to the equity account – accumulated other comprehensive losses.

(7) Related Party Transactions

Commissions

Commission expense includes commissions to Roger W. Domres, sole stockholder of the Company, of $15,817 and $51,701 in 2001 and 2000. Further, deposit for land purchase made in 1999 which was recorded at $10,500 was distributed to the sole stockholder as a dividend in 2000. During 2001, the Company made cash distributions to or for the benefit of the sole shareholder in the amount of $158,366 which has been considered to be dividends.

Rental Income and Related Expenses

The Company leases portions of the office building (donated by the sole stockholder as contributed capital) under both non-cancelable lease and month to month arrangements. At December 31, 2001, non-cancelable leases are as follows:

Year Ending December 31	Amount
2002	$ 34,204
2003	10,313
2004	9,600
2005	1,600
	$ 55,717

Annual rentals on a month to month basis as of December 31, 2000 amount to $24,456.

(8) Long Term Debt

	2001	2000
Mortgage note payable with interest (adjusted each January to 1% over the highest New York prime as published in the Wall Street Journal). The note is collateralized by land and building with a recorded basis of $363,700. Further, the mortgage note payable is guaranteed by the sole stockholder.		
9.5% repayable in monthly installments of $1,318 including principal and interest – this note was retired under a refinancing agreement in 2001.	$ –	95,214
8.5% repayable in monthly installments of $1,714 including principal and interest, with final payment scheduled for June 2016.	169,774	–
	$ 169,774	95,214

A summary of long-term debt maturities is as follows:

Year ending December 31	Amount
2002	$ 6,380
2003	6,943
2004	7,557
2005	8,225
2006	8,952
Years thereafter	131,717
	$ 169,774

(9) Contingencies

Subsequent to the balance sheet date on April 12, 2002, the Company entered into a settlement agreement, through arbitration with NASD Dispute Resolution, Inc. relating to a complaint that had been filed against the Company and the sole stockholder. The settlement included payment to the plainiff amounting to $65,000 of which the Company's insurance carrier paid $50,000. Further, the Company is liable to pay for the plainiff's margin debit in the amount of approximately $50,000 plus accrue interest. Included in accounts payable is $68,000 which has been recorded to provide for this settlement.

(10) Concentration of Credit Risk

The Company has an accounting risk of loss in the areas of investments, commissions receivable and cash in bank to the extent investments (amounting to $7,772) are not guaranteed by the United States Government, commissions receivable (amounting to $42,163) are subject to collectibility and cash in bank in excess of insurance provided by the FDIC of $100,000 (no accounts were in excess of the FDIC insurable limit).

(11) Subsequent Event

Effective January 1, 2002, the broker dealer business segment has been spun off into a separate Company under the name of HSC Financial Services, an S corporation.

Hill, Harper & Associates
Certified Public Accountants

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS SUPPLEMENTAL REPORT ON INTERNAL ACCOUNTING CONTROL

Terry A. Hill
Ernest R. Harper

The Board of Directors
Huntingdon Securities Corporation

Brentwood Executive Center
761 Old Hickory Boulevard
Suite 206
Brentwood, TN 37027
TEL: 615/377-3485

We have audited the financial statements of Huntingdon Securites Corporation for the year ended December 31, 2001, and have issued our report thereon dated May 16, 2002. As part of our audit, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America and Rule 17a–5 of the Securities and Exchange Commission This study and evaluation included the accounting system and the practices and procedures followed by the client in making the periodic computations of aggregrate indebtedness and net capital under Rule 17a–3(a)(11). Rule 17a–5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed.
Under auditing standards generally accepted in the United States of America and Rule 17a–5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The management of Huntingdon Securities Corporation is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

However, for the purposes of this report under Rule 17a–5, the determination of weaknesses to be reported was made without considering the practicality of corrective action by management within the framework of a cost/benefit relationship.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Huntingdon Securities Corporation taken as a whole. The study and evaluation disclosed the following weaknesses:

Comments December 31, 2000

Accounting System

Finding and Recommendation

The general ledger system was again not propertly utilized during 2000, although there was an improvement over 1999. The quarterly FOCUS Report was again prepared based on manual spreadsheets, without using the general ledger system. The general ledger again required numereous adjustments in order to issue these financial statements.

During the audit of the financial statements, the Vice President responsible for financial matters was available for training on the accounting software. This training should ease the transistion to using the general ledger system to support the preparation of the FOCUS report.

Disposition

Although several adjustments were required to properly state the financial statements, the general ledger system was properly utilized.

Comments December 31, 2001

Segregation of Accounting Duties

Due to the limited number of personnel of the Company, it is impractical to attain a segregation of duties conducive to internal accounting control. While management of the Company is aware of this situation, it is not deemed practical to increase employees merely to enhance internal control. Further, the owner of the Company actively participates in its operations and closely participates in the activities of the Company, thus mitigating to a some extent, the aforementioned weakness.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Hill, Harper & Associates

May 16, 2002

HUNTINGDON SECURITIES CORPORATION

Computation of Net Capital Under SEC Rule 15c3–1

December 31, 2001

Net capital–			
Total stockholders' equity qualified for net capital			$ 250,094
Deductions and\or charges–			
Non–allowable assets:			
Haircut relating to marketable securities		$ 446	
Funds held by SIPC		2,700	
Securities with no quoted market value		3,312	
Net fixed assets	$ 353,938		
Debt related to fixed assets	169,774	184,164	
Loan costs		2,174	
Deferred income tax asset		15,425	208,221
Net capital			$ 41,873
Aggregate indebtedness–			
Items included in the statement of financial position:			
Accounts payable and accrued expenses			$ 68,286
Current portion of long term debt			6,380
Commissions payable			43,007
Long term debt			163,394
Aggregate indebtedness			$ 281,067
Computation of basic net capital requirement–			
Minimum net capital required – 6.667 % of aggregate indebtedness			$ 18,737
Excess net capital			$ 23,136
Ratio: Aggregate indebtedness to net capital			6.7124 to 1
Reconciliation with Company's Computation (included in Part II of Form X–17–5 as of December 31, 2001)			
Net capital, as reported in Company's Part II (unaudited) FOCUS report as amended			$ 41,873
Audit adjustments:			–
Net capital as computed above			$ 41,873